

Mailstop 3233

July 31, 2017

<u>Via E-Mail</u>
Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
151 S. El Camino Drive
Beverly Hills, CA 90212

Re: Kennedy-Wilson Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 27, 2017
File No. 1-33824

Dear Mr. Enbody:

We have reviewed your July 21, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2017 letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 38</u>

1.   We note your response to prior comment 1. Please address the following based on your proposed disclosure provided in Appendix A:

- begin your reconciliation with Operating income as presented on your statement of operations ($53.4 million for 4Q 2016);

- remove the reference to GAAP in your disclosure of Property-Level NOI and Revenue, as the exclusion of hotel operations results in a non-GAAP financial measure;

- detail the components of the "non-property operating expenses" line item attributable to your Investments segment; and

- separately state or quantify the additional adjustments such as foreign exchange rates, straight-line and above/below market rents, and certain non-recurring expenses described in footnote 3, or disclose that these adjustments are not material.

Item 8. Financial Statements and Supplementary Data

General

2.   We note your response to prior comment 3. Please tell whether the gains recorded were for divestures of your joint venture investments or were generated from property sales at the investee level. Additionally, tell us the amount of gain recorded by each of the five investees and address whether/ how such sales at the investee level, if applicable, potentially qualified for discontinued operations in accordance with ASU 2014-08. Further, tell us whether the company has maintained its investment in each these five investees. We may have further comment.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant
                                        Office of Real Estate and
                                          Commodities

cc: Julian Kleindorfer, Esq.